Exhibit 3.1

Exhibit 3.1 to Albemarle Corporation Current Report on Form 8-K Filed July 23, 2019
Text of Amendment to Bylaws (New Text Underlined; Deleted Test in Strikethrough)

ALBEMARLE CORPORATION
AMENDED AND RESTATED BYLAWS

. . .

ARTICLE II
Directors

. . .

Section 2.    Number of Directors. The Board shall ~~be eleven in number. Byamendment of these Bylaws the Board or the shareholders may increase or decrease the number of directors; provided, however, that the Board may not increase or decrease the number of directors by more than thirty percent of~~consist of at least seven and no more than 13 members, the exact number ~~of directors last elected by the~~to be determined by resolution adopted by the Board from time to time.